UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

DarkPulse, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

237245105

(CUSIP Number)

Dennis O’Leary

25 Broadstreet

New York City, New York 10004

(800) 436-1436

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Dennis O’Leary i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* SC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person	7

sole voting power

100 shares of Series A Super Voting Preferred Stock, which can vote 50% of the Company’s fully-diluted voting securities plus 1,000,000 votes (equal to 6,014,277,027 votes as of May 31, 2022).

	8	shared voting power 67,647 shares of Series D Preferred Stock, is entitled to 6,000 votes per share (equal to 405,882,000 votes as of May 31, 2022).
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sole dispositive power

100 shares of Series A Super Voting Preferred Stock, which can vote 50% of the Company’s fully-diluted voting securities plus 1,000,000 votes (equal to 6,014,277,027 votes as of May 31, 2022).

	10	shared dispositive power 67,647 shares of Series D Preferred Stock, is entitled to 6,000 votes per share (equal to 405,882,000 votes as of May 31, 2022).
11	aggregate amount beneficially owned by each reporting person 100 shares of Series A Super Voting Preferred Stock 67,647 shares of Series D Preferred Stock
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 100% of the shares of Series A Super Voting Preferred Stock 76.67% of the shares of Series D Preferred Stock
14	type of reporting person* IN

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1	name of reporting person Fantastic North America Inc. i.r.s. identification no. of above person (entities only) 83-0660324
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* SC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person	7	sole voting power 0
	8	shared voting power 67,647 shares of Series D Preferred Stock, is entitled to 6,000 votes per share (equal to 405,882,000 votes as of May 31, 2022).
	9	sole dispositive power 0
	10	shared dispositive power 67,647 shares of Series D Preferred Stock, is entitled to 6,000 votes per share (equal to 405,882,000 votes as of May 31, 2022).
11	aggregate amount beneficially owned by each reporting person 67,647 shares of Series D Preferred Stock
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 76.67% of the shares of Series D Preferred Stock
14	type of reporting person* CO

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of DarkPulse, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 815 Walker Street, Suite 1155, Houston, TX 77002.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is being filed by Dennis O’Leary, an individual, and Fantastic North America Inc., a corporation (the “Reporting Persons”). Mr. O’Leary controls Fantastic North America Inc., is an officer and director of the Issuer, and is a citizen of the United States.

The principal business address of the Reporting Persons is 25 Broadstreet, New York City, New York 10004.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 18, 2018, the Board of Directors of the Issuer approved the issuance of 67,647 shares of Series D Preferred Stock to Fantastic North America Inc. Each share of Series D Preferred Stock is entitled to 6,000 votes per share and is convertible into two shares of the Issuer’s Common Stock.

On June 22, 2022, the Board of Directors of the Issuer, on connection with the approval of an Employment Agreement with Mr. O’Leary, approved (with Mr. O’Leary abstaining) the issuance of 100 shares of Series A Super Voting Preferred Stock effective as of the date of the filing of the Certificate of Designation for the Series A Super Voting Preferred Stock (June 24, 2022) to Mr. O’Leary. Each share of Series A Super Voting Preferred Stock is entitled to the number of fully-diluted votes plus 1,000,000 votes. The shares of Series A Super Voting Preferred Stock are not convertible into shares of the Issuer’s Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis. Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on May 31, 2022, the Issuer had 5,483,867,027 shares of Common Stock issued and outstanding as reported in the Issuer’s Registration Statement on Form S-1, filed with the Commission on June 3, 2022. Of the total shares beneficially owned by the Reporting Persons, the Reporting Persons beneficially owns 100 shares of Series A Super Voting Preferred Stock and 67,647 shares of Series D Preferred Stock, which constitutes approximately 53.38% of the outstanding voting control of the Issuer. The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1	Employment Agreement dated June 22, 2022 with Dennis O’Leary

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2022	/s/ Dennis O’Leary
Dennis O’Leary

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